October 1, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mr. Jason Fox

Re:	Rydex Variable Trust (File Nos. 333-57017 and 811-08821) (the “Registrant”)
Sarbanes Oxley Review of Registrant

Dear Mr. Fox:

This letter responds to comments received during our telephone conversation of September 11, 2013 in connection with your review of certain filings and other materials of the Registrant pursuant to the Sarbanes-Oxley Act of 2002. A summary of those comments, followed by the responses of the Registrant, is set forth below:

1.	Form N-PX

Comment: The Registrant’s most recent filing on Form N-PX was signed by an officer other than its principal executive officer. Please see that future filings are signed by the Registrant’s principal executive officer.

Response: Registrant has updated its procedure for filing this form to specify that it must be signed by its principal executive officer.

2.	Annual Reports on Registrant’s Website

Comment: The Registrant’s website does not provide the most recent annual reports for certain of the Registrant’s underlying series. Please provide the most recent annual report on Registrant’s website for each of Registrant’s underlying series.

Response: Registrant has reviewed and updated its website so that the most recent annual report is provided for each of Registrant’s underlying series.

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Please call me at 785.221.4644 with any questions or comments regarding this letter.

Very truly yours,

/s/ Amy J. Lee

Amy J. Lee

Secretary and Senior Vice President

Security Investors, LLC